File No. 812-13601

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

First Amended and Restated Application For an Order Under Section 6(c) of the

Investment Company Act of 1940 (the “Act”) Granting an Exemption From Sections

2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, Under Sections

6(c) and 17(b) of the Act Granting an Exemption From Sections 17(a)(1) and (a)(2) of the

Act and Under Section 12(d)(1)(J) of the Act Granting an Exemption From Sections

12(d)(1)(A) and (B) of the Act.

In the Matter of

iShares Trust

c/o Barclays Global Fund Advisors

400 Howard Street

San Francisco, CA 94105

iShares, Inc.

c/o Barclays Global Fund Advisors

400 Howard Street

San Francisco, CA 94105

Barclays Global Fund Advisors

400 Howard Street

San Francisco, California 94105

SEI Investments Distribution Co.

One Freedom Valley Drive

Oaks, PA 19456

Please send all communications and orders regarding this Application to:

Andrew Josef, Esq. Barclays Global Fund Advisors 400 Howard Street San Francisco, California 94105	John Munch, Esq. SEI Investments Distribution Co. One Freedom Valley Drive Oaks, PA 19456	Margery K. Neale, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019

Page 1 of 87 Sequentially Numbered Pages (including exhibits)

As filed with the Securities and Exchange Commission on May 4, 2009

I.	INTRODUCTION

A.	Summary of Requested Relief

iShares Trust (the “Trust”), iShares, Inc. (the “Corporation”) (the Trust and the Corporation, together, the “Companies” and each, a “Company”), Barclays Global Fund Advisors (“BGFA” or the “Adviser”) and SEI Investments Distribution Co. (“SEI” or the “Distributor,” and together with the Trust, the Corporation and BGFA, the “Applicants”) submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) requesting an order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 thereunder, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

Applicants are seeking an order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a)(1) and (a)(2) and 22(d) of the 1940 Act and Rule 22c-l under the 1940 Act to permit the Companies to create and operate actively managed investment portfolios, which will offer exchange-traded shares (the “Shares”) with limited redeemability (the “Initial Funds”). Applicants request that the order requested herein apply to any future series of a Company or of other open-end management companies advised by BGFA or a BGFA Affiliate (as defined below) that may utilize active management investment strategies, subject to the terms hereof (collectively, the “Future Funds”). The Initial Funds and the Future Funds may invest in equity securities (the “Equity Funds”) or fixed income securities (the “Fixed Income Funds”) traded in the U.S. or non-U.S. markets, or a combination of equity and fixed income securities (the “Balanced Funds”), as well as futures contracts, options on such futures contracts, swaps, forward contracts or other derivatives, shares of other exchange-traded funds (“ETFs”) and shares of money market mutual funds or other investment companies that invest primarily in short-term fixed-income securities, all in accordance with their investment objectives. Certain of the Initial Funds and the Future Funds may invest in equity securities or fixed income securities traded in international markets (the “International Funds”). Certain Initial Funds and the Future Funds may invest in ETFs advised by BGFA or a BGFA Affiliate (the “Funds of Funds”). The Initial Funds and the Future Funds may also invest in a combination of equity, fixed-income and U.S. money market securities and/or non-U.S. money market securities. Any Future Fund will (a) be advised by BGFA or an entity controlling, controlled by, or under common control with BGFA (“BGFA Affiliates”), and (b) comply with the terms and conditions of the order granted hereunder. The Initial Funds and Future Funds together are referred to herein as the “Funds.” Each Fund will operate as an actively managed ETF.

Shares of each Fund will be purchased from the respective Fund only in large aggregations of a specified number referred to as a “Creation Unit.” Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on a “national securities exchange” as defined in Section 2(a)(26) of the 1940 Act (an “Exchange”). The Shares themselves will not be redeemable from the Fund unless combined into a Creation Unit.

Applicants are also requesting that the order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (the law, the “Exchange Act” and such persons registered under the law, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(l)(B). Applicants request that any exemption under Section 12(d)(1)(J) from Sections

12(d)(1)(A) and (B) apply to: (1) any Fund that is currently or subsequently part of the same “group of investment companies” as the Funds within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as well as any principal underwriter for the Funds and any Brokers selling Shares of a Fund to an Investing Fund (as defined below); (2) each management investment company or series thereof that are advised (as provided in Section 2(a)(20)(B) of the 1940 Act) by BGFA or a BGFA Affiliate but that are not part of the same “group of investment companies” as the Trust or the Corporation within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act (each, a “BGFA Subadvised Fund”) and that enters into a Participation Agreement (as defined below) with a Fund, and (3) each management investment company or unit investment trust (“UIT”) registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act and that enters into a Participation Agreement with a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such UITs are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts and BGFA Subadvised Funds are included in the defined term as “Investing Funds”). Investing Funds do not include the Funds or any other series of a Company. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations mandated by Section 12(d)(1)(B).

In connection with the Section 12(d) relief sought, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to, and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.

All entities that currently intend to rely on the order are named as applicants other than the Investing Funds. An Investing Fund may rely on the order only to invest in Funds and not in any other registered investment company. Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

B.	Comparability to Prior Commission Orders

The requested relief is substantially similar to relief recently granted by the Commission to other open-end management investment companies, including the Applicants, with respect to the operation of actively managed ETFs (the “Actively Managed ETF Orders”).1 Unlike the orders granted in the past to permit the operation of index-based ETFs (the “Index-Based ETF Orders”),2 the Actively Managed ETF Orders have involved ETFs with portfolio

[1]

See In the Matter of WisdomTree Trust, et al., Investment Company Act Release No. 28471 (October 27, 2008) (the “WisdomTree Order II”); In the Matter of Invesco PowerShares Capital Management LLC, et al., Investment Company Act Release No. 28467 (October 27, 2008) (the “PowerShares Order II”); In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 28173 (Feb. 27, 2008) (the “BGFA Order”); In the Matter of Bear Stearns Asset Management, Inc., et al., Investment Company Act Release No. 28172 (Feb. 27, 2008); In the Matter of PowerShares Capital Management LLC, et al., Investment Company Act Release No. 28171 (Feb. 27, 2008 (the “PowerShares Active Order”); and In the Matter of WisdomTree Trust, et al., Investment Company Act Release No. 28174 (Feb. 27, 2008) (the “WisdomTree Order I”).

[2]

See In the Matter of NETS Trust, et al., Investment Company Act Release No. 28195 (March 17, 2008) (the “NETS Order”); In the Matter of Javelin Exchange-Traded Trust, et al., Investment Company Act Release No. 28367 (August 26, 2008); In the Matter of Global X Funds, et al., Investment Company Act Release No. 28433 (October 3, 2008); In the Matter of HealthShares, Inc., et al., Investment Company Act Release No. 27594 (December 7, 2006); In the Matter of Claymore Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 27483 (September 18, 2006); In the Matter of ProShares Trust, et al., Investment Company Act Release No. 27394 (June 13, 2006); In the Matter of Van Eck Associates Corporation. et al., Investment Company Act Release No. 27311 (May 2, 2006); In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release No. 27068 (September 20, 2005); In the Matter of Fidelity Commonwealth Trust, et al., Investment Company Act Release No. 26178 (September 12, 2003); In the Matter of Rydex ETF Trust, et al., Investment Company Act Release No. 25970 (March 31, 2003); In the Matter of PowerShares Exchange-Traded Fund Trust. et al., Investment Company Act Release No. 25985 (March 28, 2003) (the “PowerShares Order”); In the Matter of UBS Global Asset Management (US) Inc., et al. Investment Company Act Release No. 25767 (October 11, 2002) (the “UBS Order”); In the Matter of ETF Advisors Trust, et al., Investment Company Act Release No. 25759 (September 27, 2002); In the Matter of Nuveen Exchange-Traded Index Trust, et al., Investment Company Act Release No. 25451 (March 4, 2002) (the “Nuveen Order”; In the

securities not selected to correspond to the price and yield performance of a particular securities index, but rather to be actively managed portfolios. In contrast to index-based ETFs, including other series of each Company, the relief requested herein would permit a Fund to hold equity securities, fixed-income securities, shares of other ETFs and other assets selected by the Adviser, including Other Investments (as defined below), and the performance of a Fund may be unrelated to the performance of any securities index. Nonetheless, as with other ETFs that are the subject of prior Commission orders, including the Actively Managed ETF Orders, the Funds described herein will invest primarily in liquid securities, will disclose their portfolio holdings on a daily basis and will be equally as transparent as existing index-based ETFs. Because the investment objectives of the Funds will not be based on the performance of an underlying index, this Application addresses not only the customary issues raised by an index-based ETF, but also the additional issues the Commission has raised with respect to an actively managed ETF.3 Certain requested relief also is consistent with the Commission’s recent proposal that would permit index-based and transparent actively managed ETFs (such as the Funds) to operate without the need to obtain an exemptive order from the Commission (the “Proposed ETF Rule”).4

Matter of Vanguard Index Funds. et al., Investment Company Act Release No. 24789 (December 12, 2000), as subsequently amended (the “Vanguard Order”); In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24451 (May 12, 2000); In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24452 (May 12, 2000), as subsequently amended; In the Matter of Select Sector SPDR Trust, Investment Company Act Release No. 23534 (November 13, 1998), as subsequently amended; In the Matter of The Foreign Fund, Inc., et al., Investment Company Act Release No. 21803 (March 6, 1996), as subsequently amended (the “Foreign Order”); In the Matter of CountryBaskets Index Fund, Inc., et al., Investment Company Act Release No. 21802 (March 5, 1996) (the “CountryBaskets Order”). See also In the Matter of BLDRS Funds Trust, et al., Investment Company Act Release No. 25797 (November 8, 2002); In the Matter of Diamonds Trust, et al., Investment Company Act Release No. 22979; In the Matter of Nasdaq-100 Trust, et al., Investment Company Act Release No. 23702 (February 22, 1999) (the “Nasdaq-100 Order”); In the Matter of MidCap SPDR Trust Series 1, Investment Company Act Release No. 20844 (January 18, 1995) (the “MidCap Order”); In the Matter of SPDR Trust Series I, Investment Company Act Release No. 19055 (October 26, 1992) (the “SPDR Order”)and In the Matter of SuperTrust Trust for Capital Market Fund, Inc. Shares, et al., Investment Company Act Release No. 17809 (October 19, 1990) (the “SuperTrust Order”).

[3]	See Investment Company Act Release No. 25258 (November 8, 2001) (the “Concept Release”).
[4]	See Investment Company Act Release No. 28193 (March 11, 2008) (the “Proposing Release”).

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	THE APPLICANTS

A.	The Trust and the Corporation

The Trust is a Delaware statutory trust registered with the Commission as an open-end management investment company. The Corporation is a Maryland corporation registered with the Commission as an open-end management investment company. Each of the Trust and the Corporation is organized as a series fund with multiple series and currently offers and sells certain funds pursuant to registration statements on Form N-1A, as amended (each, a “Registration Statement”). Each Fund will have a distinct investment objective and will attempt to achieve such objective by utilizing an “active” management strategy based entirely upon various quantitative strategies or other proprietary approaches for asset allocation, security selection and portfolio construction. Each Fund will consist of portfolio securities and other instruments selected by the Adviser to achieve the Fund’s specific investment objective.

The Trust is overseen by a board of trustees (the “Trust Board”) and the Corporation is overseen by a board of directors (the “Corporation Board” and together with the Trust Board, the “Board,” the members of which are referred to as “Directors”), each of which will adhere to the composition requirements of Section 10 of the 1940 Act. Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as “diversified” or “non-diversified” under the 1940 Act. Each Fund intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company (“RIC”) diversification requirements of the Internal Revenue Code of 1986, as amended (the “Code”).

The applicable Company intends to file for each Fund a post-effective amendment to its respective Registration Statement for the purpose of registering Shares of the Funds under the 1940 Act and the Securities Act of 1933 (the “Securities Act”). As stated above, the Funds will not seek to achieve performance that corresponds generally to the price and yield performance of a specified index.

Each Company has appointed an administrator (the “Administrator”), custodian (the “Custodian”), fund accountant (the “Fund Accountant”), transfer agent (the “Transfer Agent”) and dividend disbursing agent (the “Dividend Disbursing Agent”). The identity of the Administrator, Custodian, Fund Accountant, Transfer Agent and Dividend Disbursing Agent will be disclosed in the Prospectus (as defined below) and/or SAI (as defined below) for the Funds.5 The performance of their duties and obligations will be conducted within the provisions of the 1940 Act and the rules thereunder.

B.	The Adviser

BGFA will be the investment adviser to the Funds. BGFA is a California corporation with its principal office located in San Francisco, California. It is registered under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”). BGFA serves as the investment adviser to the other series of the Trust and Corporation, all of which currently operate as index-based ETFs.6 BGFA also serves as sub-adviser to certain otherwise unaffiliated funds.

[5]	All representations and conditions contained in the Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).
[6]	The Board has approved transparent actively-managed ETFs pursuant to the BGFA Order. The relief sought herein relates to funds in addition to those described in the BGFA Order.

BGFA is a wholly-owned subsidiary of Barclays Global Investors, N.A. (“BGI”), a national banking association organized under the laws of the United States, which is currently a majority-owned subsidiary of Barclays Bank PLC.

If the Board determines that it is advisable for the Funds to lend securities, it is currently anticipated that BGI will be appointed securities lending agent (the “Securities Lending Agent”) for each Fund. If securities loans are made, the Trust, Corporation and Securities Lending Agent will comply with the Commission staff’s guidelines regarding the lending of portfolio securities of an open-end investment company, as well as the terms and conditions of Commission exemptive order applicable to BGI’s activities as securities lending agent for funds advised by BGFA.7

C.	The Distributor

SEI, a Pennsylvania corporation, will serve as the principal underwriter and distributor for each of the Creation Units of Shares. SEI is a broker-dealer registered under the Exchange Act and a member in good standing of the Financial Industry Regulatory Authority (“FINRA”). None of the Trust, the Corporation, the Adviser or SEI is an affiliate of an Exchange.

III.	APPLICANT’S PROPOSAL: OPERATION OF ACTIVELY MANAGED ETFS

A.	Overview Of The Funds

1.	The Initial Funds and the Future Funds

A Company may create the two separate series identified as Initial Funds below. Each Company may also create Future Funds. The Funds will operate as ETFs in a manner substantially similar to that of the ETFs that have received relief pursuant to the Actively

[7]	See Maxim Series Fund, Inc., et al., Investment Company Act Release No. 25878 (December 27, 2002).

Managed ETF Orders and the Index-Based ETF Orders.8 A Fund will not seek to replicate the performance of a securities index, but will pursue an investment objective through active management, including, in the case of the Funds of Funds, by investing in shares of other ETFs, and Other Investments. As with existing index-based ETFs and recently approved actively managed ETFs, each Fund will periodically change the composition of its portfolio and will provide market participants information regarding any such change in portfolio composition the following day (“T+1”), the first day that such change would be reflected in the Fund’s net asset value (“NAV”).9 In addition, on each day the Exchange is open for business, before the commencement of trading on the Exchange (currently 9:30 a.m. Eastern Time), the Adviser will disclose on the Company’s website the identities and quantities of the securities and other assets held by each Fund that will form the basis of its calculation of NAV as of the close of regular trading on the Exchange (usually 4:00 p.m. Eastern Time) each Business Day. The Company’s website and information therein will be publicly available free of charge. Each Business Day, the Adviser also will make available through the National Securities Clearing Corporation (“NSCC”) before the commencement of shares trading on the Exchange (currently 9:30 a.m. Eastern Time), the current portfolio deposit (based on information at the end of the previous Business Day) for each Fund.

As with existing index-based ETFs and recently approved actively managed ETFs, because the portfolio holdings of each Fund and any changes to such holdings will be published and transparent, each Fund’s portfolio holdings will be readily ascertainable by market

[8]	Each day that a Fund is open for business, including as required by Section 22(e) of the 1940 Act, is a “Business Day.”
[9]	Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+l”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

participants. Applicants believe that the transparency of each Fund will be at least equal to that of existing index-based ETFs and recently approved actively managed ETFs. In an effort to preserve transparency, the Funds will provide market participants information regarding any such change in portfolio composition on T+1, the first day that such security would be reflected in the Fund’s NAV.

As stated above, each Fund will attempt to achieve a specified investment objective utilizing an active management strategy. It is currently anticipated that one of the Initial Funds will operate similar to “fund of funds” mutual funds by investing in index-based ETFs (“Underlying ETFs”), and other exchange traded products that are not registered under the 1940 Act. It is anticipated that the Underlying ETFs will be advised by the Adviser or one of its affiliates. Each Underlying ETF will trade on an Exchange and will calculate its NAV each day, typically at the close of trading on the Exchange. In addition to investing in the Underlying ETFs, such Funds of Funds may also invest in: (i) government securities; (ii) short-term paper;10 (iii) cash and cash equivalents, including money market funds and mutual funds which may be managed by the Adviser or its affiliates; (iv) other securities permitted by Rule 12d1-2; and (v) to the extent consistent with their investment program, in futures contracts, options on futures contracts, swap agreements, other derivatives and all other kinds of financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (collectively, “Other Investments”) pursuant to relief requested by the Applicants in a separate exemptive application being filed with the Commission.

Each Fund’s investment objective will not be fundamental and may be changed without a vote of its shareholders. Each Fund’s investment objectives, policies and investment strategies will be fully disclosed in its prospectus (“Prospectus”) and statement of additional information (“SAI”).

[10]	For purposes of this Application, government securities and short-term paper have the same definition as used in Sections 2(a)(16) and 2(a)(38), respectively, of the 1940 Act.

a.	iShares Active Fixed Income Fund

The investment objective of the iShares Active Fixed Income Fund (the “Initial Fixed Income Fund”), an Initial Fund, will be to seek to provide a combination of income and capital growth.

The Initial Fixed Income Fund will invest its assets pursuant to a systematic method that relies on proprietary quantitative models to allocate assets among various bond sectors by evaluating each sector’s relative value and risk-adjusted return. BGFA’s models also allocate assets among different maturities based on yield characteristics and expectations. The Initial Fixed Income Fund will invest, under normal circumstances, at least 80% of its assets in ETFs advised by BGFA that in turn invest primarily in fixed income markets. The Initial Fixed Income Fund may invest the remainder of its assets in exchange traded securities, bonds, cash and high-quality securities, liquid short term instruments, including shares of money market funds affiliated with BGFA, and other instruments deemed appropriate by BGFA.

Although the Initial Fixed Income Fund will normally invest primarily in investment grade securities, it may also invest up to 30% of its assets in securities rated below investment grade. Investment grade securities are those rated at least Baa by Moody’s Investors Service, Inc. (“Moody’s”), or BBB by Standard & Poor’s Corporation (“S&P”) or Fitch Investors Service, Inc. (“Fitch”) or, if unrated, deemed to be of comparable quality by BGFA.

The Initial Fixed Income Fund may also invest in futures contracts, options (including, but not limited to, options on swaps) and various other derivative instruments (such as interest rate, total return and credit default swaps, credit-linked notes, and indexed and inverse floating rate securities), convertible securities, common and preferred stocks, private placements and other restricted securities, and shares of other investment companies, including exchange-traded funds and money market funds advised by BGFA. The Initial Fixed Income Fund may also make short sales and lend portfolio securities. The Initial Fixed Income Fund may use derivatives, for example, in managing short-term liquidity, as substitutes for comparable positions in underlying securities, in managing duration and/or to position the portfolio for anticipated changes in markets. In addition, the Initial Fixed Income Fund may use derivatives and short sales to enhance returns as part of an overall investment strategy or to offset a potential decline in the value of other holdings (commonly referred to as a “hedge”), although the Initial Fixed Income Fund is not required to hedge and may choose not to do so.

b.	iShares Active Equity Fund

The investment objective of the iShares Active Equity Fund (the “Initial Equity Fund”), an Initial Fund, will be to seek to provide long-term capital appreciation.

The Initial Equity Fund will invest in domestic large capitalization stocks based on BGFA’s assessment of the relative return potential of the securities. BGFA will seek to weight the securities in a transparent quantitative manner. The weighting of the securities will be consistent with research suggesting that equal weighted approaches to stock selection may provide superior risk adjusted returns.

BGFA will select securities from a universe of approximately the 1,000 largest equity securities traded on U.S. exchanges. BGFA will utilize a portfolio construction and optimization process to select stocks in the Initial Equity Fund which incorporates proprietary investment insights.

The Initial Equity Fund generally will invest at least 80% of its net assets in domestic large capitalization stocks. The Initial Equity Fund may invest up to 20% of its assets in other types of securities and investments to achieve its objective. The Initial Equity Fund may also invest in futures contracts, options (including, but not limited to, options on swaps) and various other derivative instruments (such as interest rate, total return and credit default swaps, credit-linked notes, and indexed and inverse floating rate securities), convertible securities, common and preferred stocks, private placements and other restricted securities, and shares of other investment companies, including exchange-traded funds and money market funds advised by BGFA. The Initial Equity Fund may also make short sales and lend portfolio securities. The Initial Equity Fund may use derivatives, for example, in managing short-term liquidity, as substitutes for comparable positions in underlying securities, in managing duration and/or to position the portfolio for anticipated changes in markets. In addition, the Initial Equity Fund may use derivatives and short sales to enhance returns as part of an overall investment strategy or to offset a potential decline in the value of other holdings (commonly referred to as a “hedge”), although the Initial Equity Fund is not required to hedge and may choose not to do so.

2.	Depositary Receipts

The Applicants anticipate that certain Funds, including the International Funds, will invest a portion of their assets in depositary receipts representing foreign securities in which they seek to invest (“Depositary Receipts”). Depositary Receipts are typically issued by a financial institution (a “Depository”) and evidence ownership interests in a security or a pool of securities that have been deposited with the Depository. The Depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. American Depositary Receipts (“ADRs”) are registered under the Securities Act on Form F-6. The Applicants do not believe that investments in ADRs will adversely affect the Funds. The ADRs in which the Funds may invest will be liquid securities and the Funds will not invest in any ADRs for which pricing information is not readily available. The Funds will generally invest in sponsored ADRs, except for certain listed ADRs that remain unsponsored. Neither BGFA nor any Fund subadviser nor any of their affiliates will serve as a Depository for any ADRs acquired by a Fund. The identity of the Depository of any ADR will not be a criteria used by BGFA, any Fund subadviser or Fund in selecting portfolio or Deposit Securities (as defined below).

Generally, a Fund will hold Depositary Receipts only in situations where BGFA believes that holding the Depositary Receipt, rather than the actual underlying foreign security, would benefit the Fund. This could occur where an investment in a Depositary Receipt offers greater liquidity or otherwise improves the liquidity, tradability or settlement of the Fund’s then current Fund Deposit. A Depositary Receipt may provide more liquidity than its corresponding underlying security simply because the demand for the Depositary Receipt is higher, creating a more active and liquid market for it. Alternatively, local market regulations may place restrictions on the transfer of local securities and prohibit the in-kind delivery and receipt of local securities as part of the creation and redemption process causing BGFA to opt for Depositary Receipts. In addition, to the extent that a Fund invests in securities of multiple countries, the use of Depositary Receipts, particularly ADRs, can reduce the expense and difficulty of assembling a Fund Deposit and of disposing of Redemption Securities (as defined below). Furthermore, certain Depositary Receipts – namely global depositary receipts (“GDRs”) and Euro depositary receipts (“EDRs”) may trade in more developed countries with more efficient custodial, clearance and settlement mechanisms than the underlying securities they represent, causing the use of them in certain instances to reduce trading, settlement and other costs for a Fund. In each of the above scenarios, the use of Depositary Receipts potentially decreases the cost of trading and settling securities included in the Fund Deposit or distributed as Redemption Securities. This should improve efficiency of the creation and redemption process and facilitate efficient arbitrage activity.

The Applicants note that factors such as supply and demand and differences between the market-trading hours of the exchanges on which Depositary Receipts and underlying securities trade may cause Depositary Receipts to trade at premiums or discounts to the trading price of the underlying securities they represent. Applicants do not believe the potential for premiums and discounts between the price of Depositary Receipts and corresponding underlying securities will have any material negative impact on the efficiency of the creation/redemption process because market participants have access to both the prices of the Depositary Receipts and the prices of the corresponding underlying securities. Applicants believe the pricing transparency for listed Depositary Receipts will be substantially equivalent to the pricing transparency of the corresponding underlying securities as both are traded and priced intra-day on securities exchanges and markets. The Funds will publish each Business Day a list of the current Deposit Securities (including any Depositary Receipts). The intra-day values of the Fund Deposit will be updated throughout the day. Authorized Participants (as defined below) that wish to create or redeem will have equal access to this information and access to the Deposit Securities (including any Depositary Receipts) in a Fund Deposit. Applicants therefore expect that Funds’ investment in Depositary Receipts will not have any material negative impact on the arbitrage efficiency of the Funds. Further, Applicants believe that there would be no significant differences in the pricing and pricing transparency of Depositary Receipts held by a Fund and that of equity securities held by other ETFs that do not invest in Depositary Receipts. Applicants do not intend to use Depositary Receipts unless they are liquid enough to facilitate efficient creations and redemptions and the use of Depositary Receipts would otherwise benefit the Fund.

3.	Management of the Funds

While the Adviser will manage each Fund, the Board will have overall responsibility for the Funds’ operations. The composition of the Board is in compliance with the requirements of Section 10 of the 1940 Act.

4.	Exchange Listing

The Company intends to submit an application to list the Shares of the Funds on an Exchange. As long as a Fund operates in reliance on the requested order, Shares will be listed on an Exchange. The Exchange will not be affiliated with a Company, the Funds, the Adviser, any subadviser or the Distributor. Shares may also be cross-listed on one or more foreign securities exchanges. The Distributor will not maintain a secondary market in the Shares, but one or more specialists (each, a “Specialist”) or market makers (each, a “Market Maker”), as the case may be, acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities. 11

B.	Capital Structure and Voting Rights: Book Entry.

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Company or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Delaware statutory trusts or Maryland corporations.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized

[11]	Unlike on other Exchanges where a Specialist oversees trading in Shares, on NASDAQ numerous Market Makers buy and sell Shares for their own accounts on a regular basis. Accordingly, if Shares are listed on NASDAQ, no Specialist will be contractually obligated to make a market in Shares. Rather, under NASDAQ’s listing requirements, two or more Market Makers will be registered in Shares and required to make a continuous, two-sided market or face regulatory sanctions. Applicants do not believe that any characteristics of a NASDAQ listing would cause Shares to operate or trade differently than if they were listed on another Exchange. No Market Maker or Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the 1940 Act due solely to ownership of Shares as discussed below.

under the laws of the State of New York (“DTC”), or its nominee, will be the record registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC and DTC Participants”). Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ expense through the customary practices and facilities of the DTC and DTC Participants.

C.	Sales of Shares.

Each Fund will sell Shares to investors only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. In order to keep costs at a low level and permit each Fund to be as fully invested as possible, Shares generally will be purchased in Creation Units in exchange for the in-kind deposit, by the purchaser, of a particular portfolio of securities designated by the Adviser (“Deposit Securities”), together with the deposit or refund of a specified cash payment as the case may be (“Cash Component,” and collectively with the Deposit Securities, a “Fund Deposit”). Each Fund will issue and sell Shares on any Business Day. The NAV of each Fund will normally be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern time) on each Business Day.12 The NAV of certain Fixed-Income Funds, Balanced Funds and non-U.S. Equity Funds may be determined prior to 4:00 p.m. Eastern Time on each Business Day. Information regarding the determination of a Fund’s NAV will be disclosed in its Prospectus and SAI.

[12]	Applicants note that each Fund will have in place procedures that provide for the fair valuation of Deposit Securities in calculating NAV.

For Funds utilizing an in-kind process, the Applicants expect that the Deposit Securities will consist of a pro rata basket of the Funds’ portfolio.13 The Cash Component will be equal to the difference, if any, between the NAV per Creation Unit and the market value per Creation Unit of the Deposit Securities.

The Funds may substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security of a Fund that is a “to-be-announced transaction” or “TBA Transaction.” A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security.14

The Funds’ “in-kind” policy will minimize portfolio turnover and brokerage expenses. However, over time, a Company may conclude that operating on an exclusively “in-kind” basis for one or more Funds may present operational problems for such Funds. Those

[13]	As a general matter, the Deposit Securities and Redemption Securities (as defined below) will correspond pro rata to the portfolio securities held by a Fund. However, in limited circumstances, and only when doing so would be in the best interests of a Fund as determined by the Adviser, each Fund may designate Deposit Securities or Redemption Securities that may not be an exact pro-rata reflection of such Fund’s portfolio. This would occur, for example, in instances where a security may not be readily available. In addition, in the case of Fixed Income Funds, because it is often impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, there may be minor differences between a basket of Deposit Securities or Redemption Securities and a true pro rata slice of a Fund’s portfolio. In addition, the Deposit Securities and Redemption Securities may differ slightly from each other in order to assist the Adviser in rebalancing a Fund or as a result of corporate actions.
[14]	Applicants expect that a cash-in-lieu amount would replace any TBA Transaction that is listed as a Deposit Security or Redemption Security of any Fund.

circumstances may include situations when a Deposit Security may not be available in sufficient quantity for delivery or may not be eligible for transfer through the Shares Clearing Process (as defined below), or may not be eligible for trading by an Authorized Participant or the investor for which it is acting. Therefore, each Fund may permit or require, under certain circumstances, an in-kind purchaser to substitute cash in lieu of depositing some or all of the Deposit Securities.

In order for a Company to preserve maximum efficiency and flexibility, each Company reserves the right to determine in the future that Shares of one or more of the Funds may be purchased in Creation Units on a cash-only basis. The decision to permit cash-only purchases of Creation Units, to the extent made at all in the future, would be made if a Company and the Adviser believed such method would substantially minimize the Company’s transactional costs or would enhance the Company’s operational efficiencies. For example, on days when a rebalancing of a Fund’s portfolio is required, the Adviser might prefer to receive cash rather than in-kind securities so that it has the liquid resources at hand for the Company to make the necessary purchases. If a Fund were to receive in-kind securities on such a day, it would have to sell many of such securities and acquire new securities, thus incurring transaction costs which could have been avoided (or at least minimized) if the Fund had received payment for the Creation Units in cash.

In order to defray the transaction expenses, including brokerage costs, that will be incurred by a Fund when investors purchase or redeem Creation Units, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) to be borne only by such purchasers or redeemers. Where a Fund permits an in-kind purchaser to substitute cash-in-lieu of depositing a portion of the Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing those securities. The exact amounts of such

Transaction Fees will be determined separately for each Fund. The Transaction Fee is designed to protect the continuing shareholders of a Fund against the dilutive costs associated with the transfer or purchase of Deposit Securities in connection with the purchase of Creation Units and with the transfer or sale of Redemption Securities in connection with the redemption of Creation Units. The maximum Transaction Fees relevant to each Fund will be fully disclosed in the Fund’s Prospectus and the method of calculating these Transaction Fees will be fully disclosed in the SAI of such Fund. Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant Deposit Securities and Redemption Securities of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

Creation Units generally will be aggregations of at least 50,000 Shares. Applicants recognize that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from the Fund or in the secondary market, shall be subject to the restrictions of Section 12(d)(l) of the 1940 Act except as permitted by this exemptive order or another exemptive order that permits investment companies to invest in a Fund beyond those limitations.

The Funds’ Custodian or other agent, in consultation with the Adviser and/or subadviser (if any), will make available on each Business Day, immediately prior to the opening of trading on the listing Exchange, the list of names and the required number of shares of each Deposit Security included in the current Fund Deposit (based on information at the end of the previous Business Day) for the relevant Fund. A Fund Deposit will be applicable, subject to any adjustments as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Fund Deposit composition is made available. In the same manner, the Custodian or other agent also will make available the previous day’s Cash Component as well as the estimated Cash Component for the current day.

Creation Units may be purchased through orders placed by the Distributor through an “Authorized Participant,” which is either (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Shares Clearing Process through the Continuous Net Settlement System (the “CNS System”) of the NSCC, or (2) a DTC Participant, which in either case has executed an agreement with the Company, the Distributor and the Transfer Agent, with respect to creations and redemptions of Creation Units (“AP Agreement”). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. The Distributor will be responsible for transmitting orders to the Funds. In the case of the Funds of Funds and Equity Funds, Authorized Participants making payment for Creation Units placed through the Distributor must either (1) initiate instructions through the Continuous Net Settlement System of the NSCC as such processes have been enhanced to effect purchases and redemptions of Creation Units (the “Shares Clearing Process”) or (2) deposit the Fund Deposit with the Company “outside” the Shares Clearing Process through the facilities of DTC as described in the SAI. In the case of Fixed Income Funds, Authorized Participants must follow the creation procedures specified in Section E.2. herein under “Settlement and Clearing of Fixed Income Funds.”15

All standard orders to create a Creation Unit must be received by the Distributor no later than the order cut-off time specified in the Prospectus (typically, the close of the regular

[15]	Applicants anticipate that creation and redemption procedures for Balanced Funds will be similar to those applicable to Fixed Income Funds; however, the specific procedures will be established prior to a Balanced Fund’s inception.

trading session on the NYSE, which is ordinarily 4:00 p.m. Eastern time) (the “Closing Time”) on the date such order is placed, as described in the AP Agreement, in order for creation of Creation Units to be effected based on the NAV of Shares as next determined on such date. In the case of custom orders,16 the order must be received by the Distributor no later than one hour prior to Closing Time. The Distributor may reject any order to purchase Shares that is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor if (1) the purchaser or group of purchasers, upon obtaining the Shares ordered, would own 80% or more of the outstanding Shares of such Fund; (2) the required Fund Deposit is not delivered; (3) the acceptance of the Fund Deposit would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code; (4) the acceptance of the Fund Deposit would, in the opinion of the Company, be unlawful, as in the case of a purchaser who was banned from trading in securities; (5) the acceptance of the Fund Deposit would otherwise, in the discretion of the Company or the Distributor, have an adverse effect on the Company or the Fund or the rights of beneficial owners; or (6) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, the Adviser, the Distributor, the Custodian, NSCC or any other participant in the purchase process, and similar extraordinary events.

[16]	A custom order may be placed by an Authorized Participant in the event that the Fund permits or requires the substitution of an amount of cash to be added to the Cash Component to replace any Deposit Security that may not be available in sufficient quantity for delivery or that may not be eligible for trading by such Authorized Participant or the investor for which it is acting. On days when the Exchange or bond markets close earlier than normal, a Fixed Income Fund may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the order cut-off time for custom orders is expected to be no later than 11:00 a.m. Eastern Time. In addition, orders to purchase Creation Units in each Fixed Income Fund may not be accepted on any day when the bond markets are closed.

The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

1.	Creation Procedures Applicable to Funds of Funds and Equity Funds

An entity purchasing Creation Units may use the Shares Clearing Process which has been designed to provide trade instructions and the transfer of the requisite Fund Deposit to the Company, along with the appropriate Transaction Fee. Upon the deposit of such Fund Deposit in payment for such Creation Units placed through the Distributor such Shares will be delivered to the purchaser thereof.

An entity purchasing Creation Units “outside” the Shares Clearing Process will be using a manual line-by-line position movement of each Deposit Security and hence will be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Shares Clearing Process. The higher Transaction Fee will be disclosed in the Prospectus and calculated in the manner disclosed in the SAI. Upon the deposit of the requisite Fund Deposits in payment for Creation Units placed through the Distributor such Creation Units will be delivered to the purchasers thereof.

Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the date such request is submitted, and (ii) arrangements satisfactory to the Company are in place for payment of the Cash Component and any other cash amounts which may be due, the Company will accept the order, on behalf of the Fund, subject to its right (and the right of the Adviser) to reject any order not submitted in proper form.

Once the Company has accepted an order on behalf of the Fund, upon the next determination of the NAV per Share of the Fund, the Company will confirm the issuance, against receipt of payment, of a Creation Unit at such NAV per Share. The Distributor will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.

Upon the deposit of a Fund Deposit in payment for a Creation Unit, Shares in a Creation Unit will be delivered to the purchaser.17 When the Custodian has confirmed that the required securities included in the Fund Deposit (or the cash value thereof) have been delivered to the Custodian, the Custodian shall notify the Distributor, and the Fund will issue and cause delivery of the Creation Unit of a Fund.

2.	Creation Procedures Applicable to Fixed Income Funds

See Section E.2. herein entitled “Settlement and Clearing of Fixed Income Funds” for the creation procedures applicable to Fixed Income Funds.

3.	Creation Procedures Applicable to International Funds

For International Funds, the purchase of a Creation Unit will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Custodian. The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the

[17]	To the extent contemplated by an AP Agreement, Creation Units will be issued to such Authorized Participant notwithstanding the fact that the corresponding Fund Deposits have not been received in part or in whole, in reliance on the undertaking of the Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral consisting of cash in the form of U.S. dollars in immediately available funds (marked-to-market daily) up to 105% of the value of the missing Deposit Securities. The AP Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of acquiring such Deposit Securities and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

beneficial owner, the relevant Deposit Securities or a cash-only payment, as applicable (or the cash value of all or part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with appropriate adjustments as determined by the International Fund. Deposit Securities or a cash-only payment as applicable, must be delivered to the accounts maintained at the applicable sub-custodians. The sub-custodians will confirm that the required securities or cash have been delivered and the Custodian will notify the Adviser and the Distributor. Creation units will not be issued until Deposit Securities or a cash-only payment as applicable, have been delivered to the accounts maintained at the applicable sub-custodians.

D.	Pricing.

The price of Shares trading on the Exchange will be based on a current bid/offer market. No secondary sales will be made to Brokers at a concession by the Adviser, the Distributor or by a Fund. Transactions involving the sale of Shares on the Exchange will be subject to customary brokerage commissions and charges. The initial price of Shares on the Exchange is expected to be in the range of $25 to $100 per Share. The price of a Creation Unit is expected to range from $1,250,000 (assuming the minimum number of 50,000 Shares at the lowest price of $25 to $5,000,000 (assuming 50,000 Shares at the highest price of $100).

E.	Redemption.

Beneficial owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through a Fund. Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption by a Fund. Shares generally will be redeemed in Creation Units in exchange for a particular portfolio of securities (“Redemption Securities”).18 The Company will redeem Shares of each Fund on any Business Day. Consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the 1940 Act and pursuant to the requested relief with respect to the International Funds discussed below. Redemption requests must be received by the cut-off time specified in the Prospectus (typically 4:00 p.m. Eastern Time) to be redeemed that day. In the case of custom redemptions19 the order must be received by the Distributor no later than one hour earlier than the standard cut-off time.

Each Fund will have the right to make redemption payments in cash, in-kind or a combination of each, provided the value of its redemption payments equals the NAV per Share. At the discretion of the Fund, a beneficial owner might also receive the cash equivalent of a Redemption Security upon request because, for instance, it was restrained by regulation or policy from transacting in the securities perhaps because of another transaction with or for the issuer of those securities. A specific example might be the presence of the securities on an investment banking firm’s restricted list. The Applicants currently contemplate that, unless cash redemptions are available or specified for a Fund, the redemption proceeds for a Creation Unit generally will consist of Redemption Securities plus or minus a “Cash Redemption Amount” as

[18]	A Fund will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Fund will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Redemption Securities. The Prospectus also will state that “An Authorized Participant that is not a Qualified Institutional Buyer (“QIB”) as defined in Rule 144A under the Securities Act of 1933 will not be able to receive, as part of a redemption, restricted securities eligible for resale under Rule 144A.”
[19]	Custom redemption orders may be placed by an Authorized Participant in the event that the Company permits or requires the substitution of an amount of cash to replace any Redemption Securities which may not be eligible for trading by such Authorized Participant or the investor for which it is effecting the transaction.

the case may be (collectively a “Fund Redemption”). The Cash Redemption Amount is cash in an amount equal to the difference between the NAV per Creation Unit of the Shares being redeemed and the market value of the Redemption Securities. A redeeming investor will pay a Transaction Fee calculated in the same manner as a Transaction Fee payable in connection with the purchase of a Creation Unit. To the extent that any amounts payable to a Fund by the redeeming investor exceed the amount of the Cash Redemption Amount, the investor will be required to deliver payment to the Fund.

1.	Redemption Procedures Applicable to Funds of Funds and Equity Funds

Creation Units may be redeemed through the Shares Clearing Process. Procedures for such redemptions are analogous (in reverse) to those for purchases through the Shares Clearing Process. Creation Units may also be redeemed outside the Shares Clearing Process; however, a higher Transaction Fee will be charged.20 As discussed above, a redeemer will pay a Transaction Fee to offset the Fund’s trading costs, operation processing costs, brokerage commissions and other similar costs incurred in transferring the Redemption Securities from its account to the account of the redeeming investor. An entity redeeming Shares “outside” the Shares Clearing Process may be required to pay a higher Transaction Fee than

[20]	To the extent contemplated by the AP Agreement, in the event the Authorized Participant has submitted a redemption request in proper form and is unable to transfer all or part of the Creation Unit to be redeemed to the Transfer Agent, on behalf of the Fund, at or prior to Closing Time of the regular trading session on the NYSE on the date such redemption request is submitted, the Transfer Agent will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral consisting of cash having a value (marked-to-market daily) up to 125% of the value of the missing Shares. The current procedures for collateralization of missing Shares require, among other things, that any cash collateral shall be in the form of U.S. dollars in immediately-available funds and shall be held by the Funds’ custodian and marked-to-market daily, and that the fees of the custodian and any sub-custodians in respect of the delivery, maintenance and redelivery of the cash collateral shall be payable by the Authorized Participant. The AP Agreement will permit the Company, on behalf of the affected Fund, to purchase the missing Shares at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of acquiring such Shares and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

would have been charged had the redemption been effected through the Shares Clearing Process. A redeemer receiving cash in lieu of one or more Redemption Securities may also be assessed a higher Transaction Fee on the cash in lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Redemption Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a cash in lieu portion as described above and will be calculated in the manner as disclosed in the Fund’s Prospectus and/or SAI.

A redemption request outside the Shares Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Transfer Agent from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Company, (ii) arrangements satisfactory to the Company are in place for the Authorized Participant to transfer or cause to be transferred to the Company the Creation Unit being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request; and (iii) it complies with the terms of the AP Agreement. As discussed above, in certain circumstances, a Fund in its discretion may require or permit cash to be substituted for a Redemption Security.

Because each Fund will typically redeem Creation Units in-kind, a Fund will not have to maintain significant cash reserves for redemptions. This will allow the assets of a Fund, under normal circumstances, to be as fully invested as possible. Accordingly, each Fund will be able to be more fully invested than certain other investment products that must allocate a greater portion of their assets for cash redemptions.

2.	Settlement and Clearing of Fixed Income Funds

The Deposit Securities and Redemption Securities of each Fixed Income Fund will settle via free delivery through the Federal Reserve System for U.S. government securities and cash; and through DTC for U.S. corporate and non-corporate (other than U.S. government) fixed income securities. For Funds utilizing the in-kind process, the Custodian will monitor the development of the Deposit Securities and will instruct the movement of the Shares only upon validation that the Deposit Securities have settled correctly.

DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants. Shares will be registered in book entry form only, which records will be kept by DTC.

As with the settlement of Fund of Fund and Equity Fund transactions outside of the CNS System, (i) Shares of the Fixed Income Funds and U.S. corporate and non-corporate bonds (other than U.S. government securities) will clear and settle through DTC and, (ii) U.S. government securities and cash will clear and settle through the Federal Reserve System. More specifically, creation transactions will settle as follows: on settlement date (T + 3) an Authorized Participant will transfer Deposit Securities that are U.S. corporate and non-corporate bonds (other than U.S. government securities) through DTC to a DTC account maintained by the Funds’ Custodian, and Deposit Securities that are U.S. government securities, together with any Cash Component, to the Custodian through the Federal Reserve System. Once the Custodian has verified the receipt of all the Deposit Securities (or in the case of failed delivery of one or more bonds, collateral in the amount of 105% or more of the missing Deposit Securities, which will be marked to market each day the failed delivery remains undelivered) and the receipt of any Cash Component, the Custodian will notify the Distributor and the Adviser. The Fund will issue Creation Units of Shares and the Custodian will deliver the Shares to the Authorized Participants through DTC. DTC will then credit the Authorized Participant’s DTC account. The clearance and settlement of redemption transaction essentially reverses the process described above. After a Fund has received a redemption request in proper form and the Authorized Participant transfers Creation Units to the Custodian through DTC, the Fund will cause the Custodian to initiate procedures to transfer the requisite Redemption Securities and any Cash Redemption Amount. On T + 3, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer Redemption Securities that are corporate and non-corporate bonds (other than U.S. government securities) to the Authorized Participant through DTC and Redemption Securities that are U.S. government securities, together with any Cash Redemption Amount through the Federal Reserve System.

Shares of each Fixed Income Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants. Since creation/redemption transaction for Shares of the Fixed Income Funds will not clear and settle through the CNS System, the failed delivery of one or more Deposit Securities (on a creation) or one or more Redemption Securities (on a redemption) will not be facilitated by the CNS System. Therefore, Authorized Participants will be required to provide collateral to cover the failed delivery of Deposit Securities in connection with an “in-kind” creation of Shares. In case of a failed delivery of one or more Deposit Securities, the Fixed Income Funds will hold the collateral until the delivery of such Deposit Security. The Funds will be protected from failure to receive the Deposit Securities because the Custodian will not effect the Fixed Income Fund’s side of the transaction (the issuance of Shares) until the Custodian has received confirmation of receipt of the Authorized Participant’s incoming Deposit Securities (or collateral for failed Deposit Securities) and Cash Component. In the case of redemption transactions, the Fixed Income

Funds will be protected from failure to receive Creation Units because the Custodian will not effect the Fixed Income Fund’s side of the transaction (the delivery of Redemption Securities and the Cash Redemption Amount) until the Fixed Income Fund’s Transfer Agent, has received confirmation of receipt of the Authorized Participant’s incoming Creation Units. In order to simplify the transfer agency process and align the settlement of Shares with the settlement of the Deposit Securities and Redemption Securities, the Funds plan to settle transaction in U.S. government securities, corporate bonds and non-corporate bonds (other than U.S. government securities) and Shares on the same T + 3 settlement cycle.

Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.21

3.	Redemption Procedures Applicable to International Funds

When redeeming a Creation Unit of an International Fund and taking delivery of Redemption Securities in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Securities are customarily traded. If neither the Authorized Participant nor the redeeming investor has appropriate arrangements in place and is not able to make such arrangements, or if it is otherwise

[21]	Applicants note that Shares of the Funds typically will trade and settle on a trade date plus three business days (“T + 3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Redemption Securities through the Shares T + 3 settlement date. As with other investment companies, the Act requires the Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T + 3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds. The Specialists and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

not possible to deliver Redemption Securities in certain jurisdictions,22 the Fund may use its discretion to redeem Creation Units of Shares for cash; in such an instance, the redeeming shareholder will be required to accept cash redemption in an amount equal to the aggregate NAV of the Creation Unit(s) redeemed minus the applicable Transaction Fee, which may be higher to cover costs incidental to converting Redemption Securities to cash.

F.	Dividends, Distributions and Taxes.

Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a quarterly or more frequent basis. Dividends will be paid to beneficial owners of record in the manner described below. Distributions of realized capital gains, if any, generally will be declared and paid once a year but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to beneficial owners of Shares. Dividend payments will be made through DTC and the DTC Participants to beneficial owners of record with amounts received from each Fund.

Each Fund will make additional distributions to the extent necessary (i) to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (ii) to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

[22]	Applicants observe that certain beneficial owners may reside in a country that subjects them to unfavorable income tax treatment if they are entitled to receive in-kind redemption proceeds. In such cases, the Fund may adopt a policy that such resident beneficial owners must redeem Creation Units for cash.

G.	Shareholder Transaction and Operational Fees and Expenses.

No sales charges for purchases of Shares of any Fund will be imposed. Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with the purchase and redemption of Creation Units of its Shares. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for purchase or redemption of Shares of any Fund may be increased, decreased or otherwise modified, not to exceed amounts approved by the Board and disclosed in the Prospectus.

All other expenses incurred in the operation of the Company will be borne by the Company and allocated among the various Funds, except to the extent specifically assumed by the Adviser or some other party. Operational fees and expenses incurred by the Company that are directly attributable to a specific Fund will be allocated and charged to that Fund. Such expenses may include, but will not be limited to, the following: investment advisory fees, custody fees, brokerage commissions, registration fees of the Commission, licensing fees, Exchange listing fees, fees associated with securities lending, and other costs properly payable by each Fund. Common expenses of the Company and expenses which are not readily attributable to a specific Fund will be allocated on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of each Fund. Such expenses may include, but will not be limited to, the following: fees and expenses of the Directors who are not “interested persons” (as defined in the 1940 Act) of the Company; legal and audit fees; certain licensing fees; administration and accounting fees; costs of preparing, printing and mailing Prospectuses and SAIs; costs of preparing, printing and mailing semi-annual and annual reports (together, “Shareholder Reports”); costs of preparing, printing and mailing proxy statement and other documents required for regulatory purposes and for their distribution to existing shareholders; Transfer Agent fees; and insurance premiums. All operational fees and expenses incurred by the Company will be accrued and allocated to each Fund on a daily basis, except to the extent expenses are specifically assumed by the Adviser or some other party.

H.	Dividend Reinvestment Service.

The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.

I.	Availability of Information.

The Applicants believe that a great deal of information will be available to prospective investors about the Funds.

The Funds’ website, which will be publicly available prior to the public offering of Shares, will include a form of the Prospectus for each Fund that may be downloaded. The website will include additional quantitative information updated on a daily basis, including, for each Fund, (1) daily trading volume, the prior Business Day’s reported closing price, NAV and mid-point of the bid/ask spread at the time of calculation of such NAV (the “Bid/Ask Price”),23 and a calculation of the premium and discount of the Bid/Ask Price against the NAV, and (2)

[23]	The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Exchange as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters. On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on its website the identities and quantities of the portfolio securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. The website and information will be publicly available at no charge.

Investors interested in a particular Fund can also obtain the Fund’s SAI, each Fund’s Shareholder Reports and its Form N-CSR and Form N-SAR, filed twice a year. The Company’s SAI and Shareholder Reports are available free upon request from the Company, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at: www.sec.gov.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers. The Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Cash Component. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

J.	Sales and Marketing Materials; Prospectus Disclosure.

The Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.” Although the Company will be classified and registered under the 1940 Act as an open-end management investment company, neither the Company nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an “actively managed exchange-traded fund.” No Fund marketing materials (other than as required in the Prospectus) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

With respect to the Prospectus, SAI, Shareholder Reports, and any marketing or advertising materials, the same approach will be followed. For example, with respect to disclosure in the Prospectus concerning the description of a Fund and its Shares, each Fund will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast a Fund with conventional mutual funds; (2) the term “open-end investment company” will be used in the Prospectus only to the extent required by Form N-1A, and this phrase will not be included on the Prospectus cover page or summary; (3) the front cover page of the Prospectus and the Prospectus summary will include a distinct paragraph or paragraphs setting forth the fact that the Shares will be listed on the Exchange and will be redeemable in Creation Units only; (4) the Prospectus will disclose that the owners of Shares may acquire

Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only; and (5) the Prospectus will disclose that the secondary market price of a Share may be less, more, or equal in value to the NAV. The purchase, redemption and exchange trading features will be explained in appropriate detail in the Prospectus. The detailed explanation of the issuance and redemption procedures for Creation Units will be included in the SAI.

Neither the Company nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

The Prospectus will also state that while Creation Units of Shares may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Shares to redeem them in a Creation Unit, indicating the estimated cost of a Creation Unit of each Fund (based on the NAV of Shares as of a recent date) and referring to the SAI for details. As discussed in condition A.5, after a Fund has traded for twelve months or more, the Prospectus and annual report will provide supplementary information on market premiums or discounts relative to the NAV to enable present and prospective shareholders to evaluate the relative desirability of the Shares’ intraday marketability versus a conventional mutual fund’s redeemability at NAV.

K.	Third-Party Broker-Dealer Issues.

A Prospectus will disclose that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Brokers and other persons will be cautioned in the Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner that could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.

For example, a Broker firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. The Prospectus will state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the Broker or its client in the particular case, and that the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as an underwriter.

The Prospectus will also state that dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to rely on the prospectus-delivery exemption provided by Section 4(3) of the Securities Act. Firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153 a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on the Exchange is satisfied by the fact that the Fund’s Prospectus is available at the Exchange upon request. The Prospectus also will note that the prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on an Exchange. Applicants also note that Section 24(d) of the 1940 Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

IV.	APPLICANT’S PROPOSAL: INVESTING FUNDS

A.	The Investing Funds.

As discussed above, the Investing Funds will be registered management investment companies and registered UITs that will enter into a participation agreement with any Fund (a “Participation Agreement”) in which they seek to invest in reliance on the requested order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (a “Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (each, an “Investing Fund Adviser”). Each Investing Management Company may also have one or more investment subadvisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Subadviser”). An Investing Management Company that is a Subadvised Fund will be advised by BGFA or a BGFA Affiliate as Subadviser to the BGFA Fund. Each Investing Fund Adviser and any Investing Fund Subadviser will be registered as an investment adviser under the Advisers Act.

B.	Proposed Transactions.

Applicants propose that the Investing Funds, including the BGFA Subadvised Funds, be permitted to invest in the Funds beyond the limitations in Sections 12(d)(l)(A) and (B) of the 1940 Act.24 Applicants also propose that the Investing Funds be permitted to effect certain

[24]	The Investing Funds will not be permitted to acquire shares of the Funds of Funds in excess of the limitations of Section 12(d)(1)(A) and (B) in reliance on the order granted hereunder.

transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act. The proposed transactions are, in many respects, similar to the transactions for which relief was granted by the Commission to other applicants, including with respect to subadvised funds.25

C.	Fees and Expenses.

Shares of the Funds will be sold without sales loads and will have average annual total operating expenses that are generally expected to be lower than actively managed mutual funds with similar investment objectives and policies that are not ETFs. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

[25]	See, e.g., In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release No. 27845 (May 30, 2007)(the “First Trust Order”); In the Matter of SSgA Funds Management, Inc. et al., Investment Company Act Release No. 27543 (November 1, 2006) (the “SSgA Order)”; In the Matter of Vanguard Index Funds, et al., Investment Company Act Release No. 27386 (May 31, 2006)(the “Vanguard Order II”); In the Matter of SPDR Trust, Series 1, et al., Investment Company Act Release No. 26419 (April 19, 2004)(“SPDR Order II”); and In the Matter of BLDRS Index Funds Trust, et al., Investment Company Act Release No. 26415 (April 9, 2004)(the “BLDRS Order II”); In the Matter of iShares Trust, et al., Investment Company Act Release No. 26006 (April 15, 2003) (the “iShares Order”); and In the Matter of PADCO Advisors, Inc., et al., Investment Company Act Release No. 24722 (October 31, 2000) (the “PADCO Order”). See also Nuveen Order, supra, note 2; In the Matter of Van Kampen Funds, Inc. and Van Kampen Focus Portfolios, Investment Company Act Release No. 24566 (July 25, 2000) (“Van Kampen”); and In the Matter of Schwab Capital Trust, et al., Investment Company Act Release No. 24113 (Oct. 27, 1999) (the “Schwab Order”).

D.	Conditions and Disclosure Relating to Section 12(d)(1) Relief.

Like prior applicants, the Applicants must be able to ensure that the Investing Funds comply with the terms and conditions of the requested relief because the Investing Funds will not be part of the same group of investment companies as the Funds and will not be advised by the Adviser as the primary investment adviser, but may be subadvised by BGFA or a BGFA Affiliate. To address these concerns, any Investing Fund that intends to invest in a Fund in reliance on the requested order will be required to enter into a Participation Agreement with the Fund. The Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the order requested herein only to invest in the Funds and not in any other investment company. The Participation Agreement will further require an Investing Fund that exceeds the 5% or 10% limitations in Section l 2(d)(1)(A)(ii) and (iii) to disclose in its prospectus that it may invest in ETFs, and to disclose, in “plain English,” in its prospectus the unique characteristics of the Investing Fund investing in ETFs, including but not limited to the expense structure and any additional expenses of investing in ETFs.

V.	IN SUPPORT OF THE APPLICATION

A.	Standards For Requested Relief

Applicants seek an order from the Commission permitting: (a) the Funds to issue shares with limited redeemability that can be traded on an exchange at market prices; (b) International Funds to pay redemption proceeds more than seven (7) calendar days after Shares are tendered for redemption; (c) affiliated persons of the Funds to buy from and sell securities to the Funds in connection with the in-kind purchase and redemption of Shares; and (d) Investment Funds to acquires Shares in excess of the limitations of the 1940 Act.

The exemptive relief specified below is requested pursuant to Section 6(c) of the 1940 Act, which provides that the Commission may exempt any person, security or transaction from any provision of the 1940 Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of…[the 1940 Act].

The Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of Shares would: provide increased investment opportunities, which should encourage diversified investment; provide in the case of individual tradable Shares, a low-cost security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; provide a security that should be freely available in response to market demand; provide competition for comparable products available in U.S. markets; facilitate the implementation of diversified investment management techniques; and provide a more tax-efficient investment vehicle than most traditional mutual funds.26

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the 1940 Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”27 The Shares proposed to be offered would provide a new ETF available to both retail and institutional investors. As such, the Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

[26]	Because creations and redemptions are primarily done in-kind, each Fund generally does not generate capital gains to the same degree as a traditional mutual fund.
[27]	Investment Company Act Release No. 17534 (June 15, 1990), at 84. See also, Protecting Investors: A Half Century of Investment Company Act Regulation, Report of the Division of Investment Management, United States Securities and Exchange Commission (May 1992) (the “Half Century Report”) at 506-507.

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“the terms of the proposed transaction… are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned… and the proposed transaction is consistent with the general purposes of [the 1940 Act].”

The Applicants believe the planned operation of the Funds meets the criteria for exemption set forth in Section 17(b). The sale and redemption of Creation Units of the Funds will be on the same terms for all investors and, in all cases, Creation Units will be sold and redeemed by the Funds at NAV. The Fund Deposit for each Fund will be determined using procedures applicable to all investors, and affiliated persons of the Funds will not have any advantages over other shareholders.

The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by a Fund at their NAV. The Fund Deposit for a Fund is based on a standard applicable to all and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Company’s policy and that of the Fund as described herein; and are consistent with the general purposes of the 1940 Act.

With respect to the Investing Funds, the Applicants are seeking relief from Section 17(a) of the 1940 Act for any transactions in Creation Units between a Fund and any Investing Fund that owns 5% or more of a Fund before such transaction. Although the Applicants believe that most Investing Funds will purchase Shares of the Funds in the secondary market and will not purchase Creation Units directly from a Fund, an Investing Fund that owns 5% or more of a Fund might seek to transact in Creation Units directly with a Fund. The Applicants believe that an exemption is appropriate under Sections 6(c) and 17(b) because the proposed transactions with respect to the Investing Funds meet the standards for relief discussed above because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, is reasonable and fair and does not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Company’s policy and that of the Fund; and will be consistent with the general purposes of the 1940 Act. Furthermore, the Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.

With respect to the exemptive relief specified below regarding Sections 12(d)(1)(A) and (B), relief is requested pursuant to Section 12(d)(1)(J) of the 1940 Act. Section 12(d)(1(J) provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of the National Securities Markets Improvement Act of 1996 (“NSMIA”), which added Section 12(d)(1)(J), directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to the conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that have rise to the initial adopting of the 1940 Act’s restrictions against investment companies are not repeated.28 Applicants submit that the proposed conditions to the relief requested in this Application adequately address the concerns underlying the applicable limits in Sections 12(1)(A) and (B), and that the requested exemption is consistent with the public interest and protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way,” as the concept of investment companies investing in other investment companies evolves over time.29

B.	Benefits of the Proposal

The Applicants believe that Shares of the Funds would provide significant benefits to investors and that a grant of relief would be consistent with Section 6(c) of the 1940 Act. The Applicants believe the operation of the Funds, among other things, would provide investors the same benefits of traditional index-based ETFs while providing them with the opportunity to invest in an actively managed ETF that has a specific investment objective and investment strategy that suits investors’ individual investment goals. The Applicants believe that the operation of the Funds also would provide investors with the same benefits available from

[28]	See H.R. Rep. No. 62, 104th Cong. 2d Sess., at 43-44 (1996)(“HR 622”).
[29]	See Id. at 43-44.

the actively managed ETFs that recently received Commission orders. The Applicants note that in the Proposing Release, the Commission stated that “we believe that permitting fully transparent, actively managed ETFs would provide additional investment choices for investors.”30

As with other similar products for which the Commission has granted exemptive relief, the price at which Shares trade should be disciplined by arbitrage opportunities created by the option to purchase or redeem Shares in Creation Unit aggregations. This should help ensure that Shares will not trade at a material discount or premium in relation to their NAV.

The Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the 1940 Act. The exemptions and order requested are substantially similar to those granted by the Actively Managed ETF Orders and the Index-Based ETF Orders and are similar to the exemption described in the Proposed ETF Rule.31 Based on the foregoing, the Applicants request the exemptive relief as set forth below.

VI.	REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS

The Applicants request a Commission order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

[30]	See Proposing Release at 21.
[31]	The Applicants note that the conditions relating to Investing Funds investing in the Funds in excess of the limits contained in Section 12(d)(1)(A) and (B) are consistent with those applicable to prior Commission orders. See the Proposing Release, supra, note 4. Proposed Rule 12d1-4 contains somewhat different conditions.

A.	Sections 2(a)(32) and 5(a)(l) of the 1940 Act.

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request an order under Section 6(c) granting an exemption from Sections 5(a)(l) and 2(a)(32) that would permit the Company (or any Fund, if applicable) to register as an open-end management investment company and redeem Shares in Creation Units only.

Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.

Applicants believe that the Funds will not present any new issues with respect to the exemptions granted by the Commission that allow index-based ETFs and, more recently, actively managed ETFs to redeem their shares only in Creation Units. While Applicants recognize that the potential for more significant deviations between a security’s Bid/Ask Price and NAV could exist with actively managed ETFs, that is not the case here since each Fund’s portfolio holdings will be fully transparent. As noted above, each Fund intends to disclose daily on its website on each Business Day, before commencement of trading of Shares on the Exchange, the identities and quantities of the portfolio securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund’s portfolio securities and other assets which form the basis for its NAV calculation, the risk of significant deviations between NAV and market price is similar to that which exists in the case of index-based ETFs and other actively managed ETFs. Further, as mentioned herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion. Thus, the Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

B.	Section 22(d) of the 1940 Act and Rule 22c-l Under the 1940 Act.

Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through an underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on the Exchange. The Shares will trade on and away from the

Exchange32 at all times on the basis of current Bid/Ask prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. The Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is limited legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-l, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering Shares at less than the published sales price and repurchasing Shares at more than the published redemption price.33

The Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In light of these constraints, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, the Applicants believe that

[32]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.
[33]	See Half Century Report at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. The Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on an Exchange or by creating or redeeming a Creation Unit. Therefore, no Broker should have an advantage over another Broker in the sale of Shares. In addition, as described above, Applicants believe that in light of the fact that the Funds will be fully transparent, arbitrage activity should ensure that differences between NAV and market prices remain low.

Furthermore, the Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. The Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.	Section 22(e) of the 1940 Act.

The Applicants seek an order from the Commission under Section 6(c) of the 1940 Act granting an exemption from Section 22(e) of the 1940 Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the 1940 Act provides that:

“No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except –

(1) for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2) for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practical or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3) for such other periods as the Commission may by order permit for the protection of security holders of the company.”

Settlement of redemptions for International Funds will be contingent not only on the securities settlement cycle of the U.S. market, but also on the delivery cycles in local markets for the underlying foreign securities held by the International Funds. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven (7) calendar days for International Funds, in certain circumstances, during the calendar year. Accordingly, with respect to International Funds that deliver Redemption Securities in kind, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such International Funds. Applicants request that relief be granted such that each of the International Funds holding Redemption Securities that require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the portfolio securities of each such International Fund customarily clear and settle. With respect to Future Funds that will be International Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fourteen (14) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e). Of course, it is possible that the proclamation of new or special holidays,34 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours35), the elimination of existing holidays or changes in local securities delivery practices,36 could affect the information set forth herein at some time in the future. Under these circumstances, the Applicants would notify shareholders as soon as reasonably practicable.

[34]	Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. See, e.g., the following examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.
[35]	A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.
[36]	Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets changed to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the redemption proceeds for each International Fund. Except as set forth herein or as disclosed in the SAI for any International Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the International Fund relating to those countries or regions are expected to be made within seven days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of an International Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the portfolio securities of a given International Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to investors, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in portfolio securities (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required in respect of certain Funds).

If the requested relief is granted, Applicants intend to disclose in each International Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act. Applicants note that exemptive relief from Section 22(e) is virtually identical to the relief sought by previous applicants.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

D.	Sections 17(a)(1) and (a)(2) of the 1940 Act.

Applicants seek an exemption under Sections 6(c) and 17(b) of the 1940 Act from Section 17(a) of the 1940 Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of one or more of the following: (i) 5% or more, or more than 25%, of all of the Shares of the respective Company or one or more Funds; (ii) an affiliation with a person with an ownership interested described in (i); or (iii) holding 5% or more, or more than 25% of the shares of one or more Affiliated Funds.37 Applicants also request an exemption under Sections 6(c) and 17(b) of the 1940 Act from Section 17(a) of the 1940 Act in order to permit each Fund to sell Shares and redeem Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with any Investing Fund, of which it is an affiliated person or second-tier affiliate because of one or more of the following: (i) the Investing Fund holds 5% or more of the Shares of one or more Funds; or (ii) an Investing Fund described in (i) is an affiliated person of the Investing Fund.

Section 17(a) of the 1940 Act, in general, makes it:

“unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered investment company ... unless

[37]	Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”). Applicants acknowledge that the receipt of any compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of Shares to an Investing Fund, is subject to Section 17(e) of the Act. The Participation Agreement also will include this acknowledgement.

such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust... by the depositor thereof; (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer)....”

unless the Commission upon application pursuant to Section 17(b) of the 1940 Act grants an exemption from the provisions of Section 17(a). Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the 1940 Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates, the Applicants are also requesting an exemption from Section 17(a) under Section 6(c). The Commission, under Section 6(c) of the 1940 Act, has exempted a series of transactions that otherwise would be prohibited by Section 17(a).38

Section 2(a)(3) of the 1940 Act defines an affiliated person as:

“(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 percentum or more of the outstanding voting securities of such other person; (B) any person 5 percentum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E).... any investment adviser for

[38]	See, e.g., Keystone Custodian Funds, Inc., 21 SEC 295 (1945).

an investment company or member of an advisory board thereof; and (F) ... [the depositor of any] unincorporated investment company not having a board of directors....”

Section 2(a)(9) of the 1940 Act provides that “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company....”

If Creation Units of all of the Funds or one or more particular Funds are held by few investors, including a Specialist or Market Maker, some or all of such investors could be 5% owners of the Company or such Funds, and one or more investors may hold in excess of 25% of the Company or such Funds, as the case may be, and therefore would be deemed to be affiliated persons of the Company or such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act. Section 17(a)(1) could be read to prohibit these investors from depositing the Deposit Securities with a Fund in return for Creation Units, and likewise, Section 17(a)(2) could be read to prohibit such persons from receiving the Redemption Securities. Furthermore, one or more investors, or the Specialist or Market Maker in connection with such person’s market making activities, might each accumulate 5% or more of a Fund’s Shares. Additionally, one or more holders of Shares, or a Specialist or Market Maker, might from time to time, accumulate in excess of 25% of Shares of one or more Funds, and such persons could therefore be deemed to be affiliated persons of the Company or such Funds under Section 2(a)(3)(C) of the 1940 Act. In addition, there exists a possibility that, with respect to one or more other registered investment companies (or series thereof) advised by the Adviser, a large institutional investor could own 5% or more of such other registered investment companies (or series thereof), making that investor a second-tier affiliate of a Fund. Finally, an Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, that Fund would become an affiliated person of the Investing Fund, and sales of its Shares to an

Investing Fund and purchase of its Shares from the Investing Fund (through redemptions) could be prohibited. Applicants request an exemption from Section 17(a) of the 1940 Act pursuant to Section 6(c) in addition to an exemption pursuant to Section 17(b) of the 1940 Act to permit any persons that are affiliated persons of the Funds solely by virtue of owning 5% or more, or in excess of 25% of the outstanding Shares of the Company or one or more Funds (or affiliated persons of such persons so long as they are not otherwise affiliated persons of the Company or the Funds) or holders of 5% or more of one or more other registered investment companies (or series thereof) advised by the Adviser, or in excess of 25% of the outstanding shares of such investment company (or series thereof), to effectuate purchases and redemptions through in-kind transactions and to permit a Fund 5% or more of whose Shares are held by an Investing Fund prior to a particular purchase or redemption transaction to sell its Shares to and redeem its Shares from an Investing Fund and to engage in the in-kind transactions that would accompany such sales and redemptions.39

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. It is immaterial to the Company whether 15 or 1,500 Creation Units exist for a given Fund. All will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. Deposit Securities will be valued in the same manner as those Redemption Securities currently held by the relevant Funds and the valuation of the Deposit Securities and Redemption Securities will be made in an identical manner regardless of the identity of the purchaser or redeemer.

[39]	Applicants believe that, generally an Investing Fund will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund. Nonetheless, an Investing Fund that owns 5% or more of a Fund could seek to transact in Creation Units directly from a Fund pursuant to the Section 17(a) relief requested herein.

Applicants also note that the ability to take deposits and make redemptions in-kind could help each Fund reduce expenses and therefore aid in achieving the Fund’s objectives. Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the 1940 Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to the Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing portfolio securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values and therefore creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, the Applicants submit that, by using the same standards for valuing portfolio securities held by a Fund as are used for calculating in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

In addition, the Applicants believe that any proposed transactions between a Fund and the Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund directly from a Fund will be accomplished in accordance with the investment restrictions of any such Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. Each Participation Agreement will require the Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.

Accordingly, the Applicants respectfully request that the Commission grant relief under Sections 6(c) and 17(b) of the 1940 Act from Section 17(a) of the 1940 Act to the extent necessary to permit all persons that may be deemed affiliated persons by virtue of a 5% ownership or an ownership in excess of 25% (and affiliated persons of such affiliated persons, so long as they are not otherwise affiliated persons of the Company or the Funds) to purchase and redeem Creation Units in-kind. The Applicants also request an exemption from Sections 6(c) and 17(b) of the 1940 Act from Section 17(a) of the 1940 Act in order to permit each Fund to sell Shares to, and redeem Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, any Investing Fund of which it is an affiliated person or second-tier affiliate because of one or more of the following: (i) the Investing Fund holds 5% or more of the Shares of a Company or one or more Funds thereof; (ii) an Investing Fund described in (i) is an affiliated person of the Investing Fund; or (iii) the Investing Fund holds 5% or more of the shares of one or more Affiliated Funds.40 For the reasons set forth above, the Applicants believe that (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

[40]	With respect to these in-kind transactions, the Applicants are seeking relief for Funds that are affiliated persons or second-tier affiliates of an Investing Fund solely by virtue of one or more of the reasons described. As discussed above, the Applicants believe that an Investing Fund generally will purchase Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund. Nonetheless, an Investing Fund could seek to transact in Creation Unites directly with a Fund pursuant to the Section 17(a) relief requested.

E.	Section 12(d)(1) of the 1940 Act.

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(l)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(1)(B) of the 1940 Act. Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

1.	Concerns Underlying Sections 12(d)(1)(A) and (B)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.41 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.42 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”43

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).44 These abuses included: (i) the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (iii) “largely illusory” diversification benefits; and (iv) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).45

[41]	See House Hearing, 76th Cong., 3d Sess., at 113 (1940).
[42]	Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 11 14 (1940).
[43]	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).
[44]	See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).
[45]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Applicants submit that the concerns underlying Section 12(d)(1) and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address these concerns.

i.	Threat of Large-Scale Redemptions

Applicants’ submit that their proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition B.1 limits the ability of an Investing Fund’s Advisory Group (as defined below) and an Investing Fund’s Subadvisory Group (as defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act. For purposes of this Application, the “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, Sponsor, any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor. An “Investing Fund’s Subadvisory Group” is defined as the Investment Fund Subadviser, any person controlling, controlled by or under common control with the Investing Fund Subadviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Subadviser or any person controlling, controlled by or under common control with the Investing Fund Subadviser.

Condition B.2 prohibits Investing Funds, including the BGFA Subadvised Funds, and Investing Fund Affiliates (as defined below) from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate. For purposes of this Application, an “Investing Fund Affiliate” is defined as any Investing Fund Adviser, Investing Fund Subadviser, Sponsor, promoter, or principal underwriter of an Investing Fund, and any person controlling, controlled by, or under common control with any of those entities. A “Fund Affiliate” is defined as the investment adviser(s), promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.

Conditions B.3, B.4, B.6, B.7 and B.8 are specifically designed to address the potential for an Investing Fund, including a BGFA Subadvised Fund, and certain affiliates of an Investing Fund, to exercise undue influence over a Fund and certain of its affiliates (including Underwriting Affiliates (as defined below)). For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Advisory, Investing Fund Subadviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Subadviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. In addition, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition B.9 is intended to insure that the board of directors and the investment adviser or Trustee (as defined below) and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the order. A representation to this effect is required to be included in the Participation Agreement which must be in effect between the Fund and an Investing Fund at the time an investment is made in excess of Section 12(d)(1)(A).

A Fund would also retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the 1940 Act by declining to execute the Participation Agreement with the Investing Fund.

ii.	Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (i) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund;46 (ii) fund holding companies subject their investors to two layers of advisory fees;47 and (iii) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present here: (i) the overall expenses for the Funds will be relatively low; (ii) the Funds can be used to expand investment opportunities by the Investing Funds,

[46]	See PPI Report at 319-320.
[47]	See Id. at 318.

including the BGFA Subadvised Funds, and will provide investment services to the Investing Funds, including the BGFA Subadvised Funds, that will likely differ from, and do not merely duplicate the advisory services provided by the Investing Funds; and (iii) the Funds do not impose sales loads on the purchase of shares so that shareholders of the Investing Funds will not pay a second layer of sales changes in connection with the investment of the Funds.

Under condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the disinterested directors or trustees, will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

Also, in addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under condition B.5, an Investing Fund Adviser, including with respect to a BGFA Subadvised Fund, or an Investing Trust’s trustee (“Trustee”) or Sponsor will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Adviser or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser or Trustee or Sponsor, from a Fund in connection with the investment by the Investing Fund in the Fund. In addition, the Investing Fund Subadviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Subadviser or an affiliated person of the Subadviser, from a Fund in connection with the investment by the Investing Fund in the Fund made at the direction of the Investing Fund Subadviser. Condition B.11 prevents any sales charges and/or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

iii.	Diversification Benefits

The PPI Report found that the diversification benefits for fund holding companies “were largely illusory.”48 Investing Fund shareholders, including BGFA Subadvised Fund shareholders, stand to benefit from investment strategies that utilize the Funds because the Funds may offer instant diversification by providing investors with immediate and liquid exposure to a variety of market segments and can be used to target a variety of market indices, countries and sectors, as well as different styles.

In finding that the diversification benefits for fund holding companies were “largely illusory,” the PPI Report noted that “a mutual fund itself offers diversification in spreading its investments over a number of companies in different industries” and that “diversification upon diversification does not result in greater safety in proportion to the number of layers imposed on the original investment.”49 Applicants submit that shareholders of Investing Funds, including BGFA Subadvised Funds, will benefit from investment strategies that utilize the Funds.

iv.	Complex Structures

The PPI Report also expressed concern about the creation of more complex vehicles that would not serve any meaningful purpose.50 The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor “any special benefits

[48]	PPI Report at 320.
[49]	Id.
[50]	See PPI Report at 321.

not otherwise available.”51 Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions. Investing in the Funds would serve several meaningful purposes and offer special benefits to the Investing Funds, including BGFA Subadvised Funds. Applicants further submit that the Funds would provide investment services to the Investing Funds that will likely differ from, not merely duplicate, the advisory services provided by the Investing Funds. Applicants expect that the Funds would be used as an investment management tool to employ specific investment strategies.

Shares may provide Investing Funds, including the BGFA Subadvised Funds, with an easy way to gain instant exposure to diversified portfolio through a single, relatively low cost transaction. Shares also are extremely flexible investment tools. For example, an Investing Fund could use Shares of a Fund to quickly and easily: (i) invest cash in a liquid instrument; (ii) effectively manage cash flow, thus enabling the Investing Fund to stay as fully invested as possible;52 (iii) immediately modify style exposure, short or hedge benchmark exposure while at the same time maximizing the potential to outperform the benchmark; and (iv) implement long/short strategies between active and passive management styles. In addition, Shares are bought and sold on Exchanges like other listed securities throughout the trading day at market prices close to NAV, can be purchased or sold by limit order, and are valued on a real time basis. ETFs are already being used by mutual funds for these purposes, particularly for use as a “place to park cash.”53 In addition, there are a number of mutual funds that have been set up expressly to invest in ETFs.54

[51]	Id. at 320.
[52]	Shares provide Investing Funds with the ability to invest idle cash in a highly liquid investment pending investment in portfolio securities.
[53]	Allison Colter, Exchange-Traded Funds Have Big Fans Among Hedge Funds, Dow Jones Newswires, July 10, 2001, at 3).
[54]	See Id.

In addition, Applicants submit that condition B.12 addresses concerns over meaninglessly complex arrangements.55 Under condition B.12, no Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by Rule 12d1-1 under the 1940 Act or an exemptive order that allows the Fund to purchase shares of an affiliated money market fund for short-term cash management purposes.

F.	Discussion of Precedent.

The Applicants’ requested relief with respect to Sections 2(a)(32) and 5(a)(1) is virtually identical to the exemptive relief obtained by previous applicants.56 The Applicants’ requested relief with respect to Section 22(d) and Rule 22c-1 thereunder (relating to the exchange trading of Shares at prices determined by market forces) is virtually identical to the exemptive relief obtained by previous applicants.57 The Applicants’ requested relief with respect to Section 22(e) is virtually identical to the exemptive relief obtained by previous applicants.58

[55]	The Investing Funds will not be permitted to acquire shares of the Funds of Funds in excess of the limitations of Section 12(d)(1)(A) and (B) in reliance on the order granted hereunder.
[56]	See, e.g., PowerShares Order, UBS Order, Vanguard Order, CountryBaskets Order and Foreign Order, supra, note 2.
[57]	See, e.g., PowerShares Order, UBS Order, Vanguard Order, CountryBaskets Order, Nasdaq-100 Order, Foreign Order MidCap SPDR Order, SPDR Order and SuperTrust Order, supra, note 2.
[58]

See, e.g., In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release No. 28653 (Mar. 20, 2009); In the Matter of Grail Advisors, LLC, et al., Investment Company Act Release No. 28604 (Jan. 16, 2009); NETS Order, supra, note 2; In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release No. 27784 (Apr. 25, 2007); and In the Matter of WisdomTree Investments, et al., Investment Company Act Release No. 27391 (June 12, 2006).

The Applicants’ requested relief with respect to Sections 17(a) and 17(b) is virtually identical to the exemptive relief obtained by prior applicants with respect to the actively managed ETF relief59 and substantially similar to the exemptive relief obtained by prior applicants with respect to the Investing Funds relief. 60

The requested relief with respect to Sections 12(d)(1)(A) and (B) is substantially similar to the exemptive relief the Commission recently has granted to other applicants who sought relief for similar structures and investments, and whose requests for relief included conditions substantially similar to those included in this Application.61 Applicants confirm that the Funds will be organized as registered open-end investment companies and not UITs. References made to relief applicable to UITs are for illustration only.

The “active” management of the Funds is the only substantive difference with regard to the prior relief granted by the Commission to index-based ETFs; however, the relief is substantially similar to the recent relief granted by the Actively Managed ETF Orders. Applicants do not believe that the Funds raise any significant new regulatory issues. As discussed above, the portfolios of the Funds will be fully transparent, thereby permitting arbitrage activity to the same extent as existing index-based ETFs and recently approved actively managed ETFs.

In view of the foregoing, Applicants believe that the basis upon which the Commission has previously granted exemptive relief, virtually identical to that requested herein, to index-based and actively managed ETFs, is equally applicable to the Funds.

[59]	See Id.
[60]	See, e.g., PowerShares Active Order and WisdomTree Orders I and II, supra, note 1; and iShares Order, supra, note 24.
[61]	See, e.g., Vanguard Order II, BLDRS Order II, iShares Order, PADCO Order, and Schwab Order, supra, note 24.

VII.	CONDITIONS

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:62

A.	Actively Managed Exchange-Traded Fund Relief.

1.	Each Fund’s Prospectus will clearly disclose that, for purposes of the 1940 Act, Shares are issued by a registered investment company and that the acquisition of Shares by investment companies and companies relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act is subject to the restrictions of Section 12(d)(1) of the 1940 Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into a Participation Agreement with the Fund regarding the terms of the investment.

2.	As long as the Funds operate in reliance on the requested order, the Shares of the Funds will be listed on an Exchange.

3.	Neither the Company nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Fund’s Prospectus will prominently disclose that the Fund is an actively managed exchange-traded fund. Each Prospectus will prominently disclose that the Shares are not individually redeemable shares and will disclose that the owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

4.	The website for the Funds, which is and will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: (a) the prior Business Day’s NAV and the Bid/Ask Price, and a calculation of the premium or discount of the Bid/Ask Price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or for the life of the Fund, if shorter).

[62]	All representations and conditions contained in the application that require a Fund to disclose particular information in the Fund’s prospectus and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

5.	The Prospectus and annual report for each Fund will also include: (a) the information listed in condition A.4(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years (or for the life of the Fund, if shorter), and (b) calculated on a per Share basis for one-, five- and ten-year periods (or for the life of the Fund, if shorter), the cumulative total return and the average annual total return based on NAV and Bid/Ask Price.

6.	On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on its website the identities and quantities of the portfolio securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.

7.	No Adviser or Subadviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.

8.	The requested order will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively managed ETFs.

B.	Section 12(d)(l) Relief.

1.	The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Investing Fund’s Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Subadvisory Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by or under common control with the Investing Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

2.	No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.	The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Adviser and any Investing Fund Subadviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.	Once an investment by an Investing Fund in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the disinterested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.	The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the 1940 Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadviser, or an affiliated person of the Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.	No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an offering of securities during the existing of any underwriting or selling syndicate of which a principal underwriter is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, employee, Sponsor is an affiliated person (each, an “Underwriting Affiliate,” except that any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriter.”

7.	The Board of each Company, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

8.

Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(l)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.	Before investing in a Fund in excess of the limit in Section 12(d)(1)(A), an Investing Fund will execute a Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.	Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.	Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.	No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by Rule 12d1-1 under the 1940 Act or an exemptive order that allows the Fund to purchase shares of an affiliated money market fund for short-term cash management purposes.

VIII.	PROCEDURAL MATTERS

1. Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Andrew Josef, Esq.

Barclays Global Fund Advisors

c/o Barclays Global Investors, N.A.

400 Howard Street

San Francisco, CA 94105

with copies to:

Margery K. Neale, Esq.

Willkie Farr & Gallagher, LLP

787 Seventh Avenue

New York, NY 10019

2. The Applicants request that the Commission issue the requested orders pursuant to Rule 0-5 under the 1940 Act without conducting a hearing. The Applicants have attached as exhibits to the Application the required verifications.

IX.	AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

A.	BARCLAYS GLOBAL FUND ADVISORS

Ira J. Shapiro is authorized to sign and file this document on behalf of BARCLAYS GLOBAL FUND ADVISORS, as Adviser to iShares Trust and iShares, Inc. pursuant to the general authorize vested in him as Managing Director

BARCLAYS GLOBAL FUND ADVISORS

By:	/s/ IRA J. SHAPIRO
Name:	Ira J. Shapiro
Title:	Managing Director
Dated:	May 4, 2009

B.	iSHARES TRUST

Ira P. Shapiro, Vice President of iSHARES TRUST, is authorized to sign and file this document on behalf of iSHARES TRUST pursuant to the following resolutions adopted by the Board of Trustees of iSHARES TRUST on September 24, 2008:

RESOLVED, that the proper officers of iShares Trust (the “Trust”) be, and they hereby are, authorized to prepare and execute on behalf of the Trust, and to file with the Securities and Exchange Commission (“SEC”) an application, and any amendments thereto, requesting an order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act granting an exemption from Sections 17(a)(1) and (a)(2) of the 1940 Act, under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act and under Section 6(c) of the 1940 Act granting an exemption from Rule 12d1-2(a).

FURTHER RESOLVED, that the person above authorized is also authorized to prepare and to file any and all amendments to said applications as may be necessary or appropriate; that said applications shall be executed by or on behalf of the Trust by one or more of its officers, and that the person above authorized is authorized to take any and all such further actions including filing related applications or regulations and to pay such fees and costs as may be necessary or appropriate to effectuate the foregoing.

iSHARES TRUST

By:	/s/ IRA J. SHAPIRO
Name:	Ira P. Shapiro
Title:	Vice President
Dated:	May 4, 2009

C.	iSHARES, INC.

Ira P. Shapiro, Vice President of iSHARES, INC., is authorized to sign and file this document on behalf of iSHARES, INC. pursuant to the following resolutions adopted by the Board of Directors of iSHARES, INC. on September 24, 2008:

RESOLVED, that the proper officers of iShares, Inc. (the “Corporation”) be, and they hereby are, authorized to prepare and execute on behalf of the Trust, and to file with the Securities and Exchange Commission (“SEC”) an application, and any amendments thereto, requesting an order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act granting an exemption from Sections 17(a)(1) and (a)(2) of the 1940 Act, under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act and under Section 6(c) of the 1940 Act granting an exemption from Rule 12d1-2(a).

FURTHER RESOLVED, that the person above authorized is also authorized to prepare and to file any and all amendments to said applications as may be necessary or appropriate; that said applications shall be executed by or on behalf of the Corporation by one or more of its officers, and that the person above authorized is authorized to take any and all such further actions including filing related applications or regulations and to pay such fees and costs as may be necessary or appropriate to effectuate the foregoing.

iSHARES, INC.

By:	/s/ IRA J. SHAPIRO
Name:	Ira P. Shapiro
Title:	Vice President
Dated:	May 4, 2009

D.	SEI INVESTMENTS DISTRIBUTION CO.

John Munch is authorized to sign and file this document on behalf of SEI INVESTMENTS DISTRIBUTION CO., as Distributor for iShares Trust and iShares, Inc., pursuant to the general authority vested in him as Secretary.

SEI INVESTMENTS DISTRIBUTION CO.

By:	/s/ JOHN MUNCH
Name:	John Munch
Title:	Secretary
Dated:	May 4, 2009

APPENDIX A - Verification of Application and Statement of Fact

State of California	)

) ss:

County of San Francisco	)

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for and on behalf of BARCLAYS GLOBAL FUND ADVISORS; that he is a Managing Director of such company; and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ IRA J. SHAPIRO
Name:	Ira. J. Shapiro

Verification of Application and Statement of Fact

State of California	)

) ss:

County of San Francisco	)

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for and on behalf of iSHARES TRUST that he is a Vice President of such company; and that all actions taken by the trustees and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ IRA J. SHAPIRO
Name:	Ira. J. Shapiro

Verification of Application and Statement of Fact

State of California	)

) ss:

County of San Francisco	)

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for and on behalf of iSHARES, INC. that he is a Vice President of such company; and that all actions taken by the trustees and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ IRA J. SHAPIRO
Name:	Ira. J. Shapiro

Verification of Application and Statement of Fact

State of Pennsylvania	)

) ss:

County of Montgomery	)

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for and on behalf of SEI INVESTMENTS DISTRIBUTION CO.; that he is a Secretary of such company; and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ JOHN MUNCH
Name:	John Munch